September 25, 2013

U.S. Securities and Exchange Commission                     VIA EDGAR
Division of Investment Management
100 “F” Street NE
Washington D.C. 20549-8629

Re:    Request for Withdrawal
First Symetra Separate Account S (“Registrant”)
Form N-4 Registration Statements: File Nos. 333-183087

Dear Sir or Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant, a separate account of First Symetra National Life Insurance Company of New York (the “Company”) hereby requests the withdrawal of Registrant’s Registration Statement on Form N-4, File No: 333-183087, filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 16, 2012 and declared effective November 19, 2012 along with any and all amendments and exhibits thereto (collectively the “Registration Statement”).

No securities covered by the Registration Statement were sold or purchased. We have kept the Registration Statement current, but Registrant has decided not to proceed with the offering of the securities covered by the Registration Statement. Please note that this request for withdrawal is not meant to extend to the registered status of the separate account, which is the funding vehicle for other variable annuity contracts of the Company.
It is our understanding that this request for withdrawal of the Registration Statement will be deemed granted as of the date it is filed with the Commission unless the Registrant receives notice from the Commission within 15 calendar days from the date it is filed that this request will not be granted.
If you have any questions or comments on the filing, please feel free to contact me at (425) 256-5026 or Jacquie.veneziani@symetra.com.

Sincerely,
/s/ Jacqueline M. Veneziani
Jacqueline M. Veneziani
Vice President and Associate General Counsel
First Symetra National Life Insurance Company of New York
Jacquie.veneziani@symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax